Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto set forth in this offering memorandum, and the section titled “Operating and Financial Review and Prospects” in the 2018 Annual Report and the audited consolidated financial statements and the notes thereto set forth in such annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this offering memorandum.

Our Chairman and Chief Executive Officer, Mr. Shao-Ning Johnny Chou, founded BEST in 2007, in the belief that technology and business model innovation can disrupt and transform the inefficient logistics and supply chain industry in China. We are focused on maximizing long-term value propositions to businesses and consumers in our ecosystem through comprehensive integrated services and enhanced experiences driven by technology and service quality. Our multi-sided platform combines technology, integrated logistics and supply chain services, last-mile services and value-added services. We believe we are well positioned to transform the logistics and supply chain industry in China and capture growth opportunities in the New Retail era.

We have achieved superior revenue growth. Our total revenue increased by 39.9% from RMB19,989.6 million in 2017 to RMB27,961 million (US$4,066.8 million) in 2018, and grew from RMB11,736.1 million in the six months ended June 30, 2018 to RMB15,662.7 million (US$2,281.5 million) in the same period in 2019. We had net losses of RMB1,228.1 million in 2017, RMB508.4 million (US$73.9 million) in 2018 and RMB255.8 million (US$37.3 million) in the six months ended June 30, 2019. Our gross profit margin has improved from 2.4% in 2017 to 5.2% in 2018 and 5.2% in the six months ended June 30, 2019, respectively, as a result of continued improvement in operational efficiency.

Our Business Philosophy

Our brand name in Chinese, “” means hundreds of generations. Our business philosophy is to build and invest for the long-term. Since inception, we have focused on building a platform to meet evolving market demands with Smart Supply Chain solutions. We are committed to continuing investment in and enhancement of our platform, which we believe will generate long-term benefits.

Platform Infrastructure. We have invested in and established our proprietary technology infrastructure, which is the backbone of the integrated solutions we offer, as well as our integrated supply chain service network, which has significant scale and density. With the platform infrastructure in place, we expect to continue to reap the benefits of our investments.

Comprehensive Solutions. Leveraging our platform, we have successfully launched multiple services, which allow customers to enjoy comprehensive solutions from a single source. We believe this gives us a strong competitive advantage, especially over monoline service providers. Our platform also allows us to introduce additional innovative solutions and services, capture more cross-selling opportunities and generate strong network effects, driving further growth.

Operating Leverage. Our business enjoys significant operating leverage, and as our business continues to expand, we expect to enjoy greater economies of scale. In addition, we will leverage our technology and synergies across our different services to increase operational efficiency.

Asset-Light Business Model. Our business model allows us to scale quickly while optimizing our levels of capital investment and enables us to maintain effective control over our network and service quality that will cultivate customer stickiness. See also “Business — Our Competitive Strengths — Flexible asset-light business model for control and scale” and “Business — Asset-Light Business Model.”

Guided by our business philosophy, we believe our platform will enable us to continue driving growth, increasing operating leverage and generating long-term value to our ecosystem participants and our shareholders.

Key Factors Affecting Our Results of Operations

We believe that our results of operations are directly affected by the following key factors.

Macroeconomic Trends and Consumption in China

Our results of operations and financial condition are affected by the general factors driving China’s economy, the retail industry, and logistics and supply chain market. These factors include levels of per capita disposable income, levels of consumer spending, rate of Internet and mobile penetration, and other general economic conditions in China that affect consumption and business activities in general. Our results of operations are also affected by seasonal patterns. For example, the fourth quarter has historically been our strongest quarter by volume, led by the Singles’ Day and December 12 promotion periods. As our customers reduce activity in connection with Chinese holidays, such as Chinese New Year, the first quarter historically has been a low volume quarter.

In particular, we anticipate additional growth from the trend toward a New Retail paradigm, which is the seamless integration of online and offline retail enabled by Smart Supply Chain. The emergence of New Retail and transformation of the logistics and supply chain industry affect the demand for our services and our business opportunities.

Competitive Landscape

We are able to provide comprehensive, integrated supply chain solutions leveraging our technology infrastructure and supply chain service network, which differentiates us from monoline service providers. Our ability to strengthen our market position as a leading comprehensive supply chain solution provider and offer innovative services in the New Retail era will continue to affect our results of operations.

Each of our service lines is also subject to trends specific to such services, including market demand and competitive landscape. Therefore, we also compete with companies providing similar services, especially with respect to more standard services such as express and freight services. This will affect the pricing of our services, our ability to acquire customers for such services and our results of operation. Due to intense competition, there historically have been and continue to be declines in fee rates for express services across our industry, and we continue to experience a decline in average selling price per parcel for BEST Express. We expect that this trend of intense competition and declining fee rates is likely to continue.

Service Offerings

We provide a variety of services to meet the needs of our customers. We plan to continue leveraging technology and business model innovation to expand and enhance our service offerings.

Each of our service offerings may have different revenue sources, cost structures and customer bases and may face different market conditions. Therefore, the ability to adjust our service offerings to adapt to changing market conditions may impact our results of operations.

Our consolidated results of operations may also be affected by the timing of the launch of new service offerings. We may incur start-up costs in the early stages. A certain amount of time may be needed to ramp up operations. The timing and trend in revenue growth and profitability of new services may vary over time.

Our ability to cross-sell various service offerings to existing and new customers will also affect our results of operations.

Operating Leverage and Efficiency

Our ability to control costs, increase operating efficiencies and scale our business effectively may affect our results of operations.

Costs to operate our businesses, including transportation, labor, lease and other costs are subject to factors such as fluctuations in fuel prices, increases in wage rates and leasing costs, among other things. These factors will affect our ability to control costs.

Our results of operations are also affected by our ability to (i) utilize latest technology to improve efficiencies across our business and data insights to drive optimization in our services, and (ii) take full advantage of our asset-light business model to expand our business operations in a cost-effective manner, leverage the resources and operating capabilities of our franchisee partners and transportation service providers, and dynamically adjust our network design and capacity.

The continued growth of our business and expansion of our market share will impact our ability to benefit from economies of scale, including optimization of our supply chain service network, reduction of unit costs and the strengthening of our bargaining power with suppliers and service providers.

Technology and Talent

We have made investments in developing our proprietary technology infrastructure. We believe the further enhancement of our technology infrastructure is important to our future performance. We expect to continue to make investments for development and implementation of new technologies. We will continue to hire, train and retain our talent to reinforce our culture of innovation. We have in the past granted and will in the future grant share-based awards to incentivize and retain talent. Costs for past granted share-based awards vesting upon the completion of this offering will be recognized at that time, and we will continue to recognize future share-based compensation expenses on an ongoing basis.

Strategic Acquisitions and Investments

We may selectively pursue acquisitions, investments, joint ventures and partnerships that we believe are strategic and complementary to our operations and technology. These acquisitions,investments, joint ventures and partnerships may affect our results of operations.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated. The information for the years ended December 31, 2016, 2017 and 2018 has been derived from, and should be read together with, our audited consolidated financial statements incorporated by reference in this offering memorandum from the 2018 Annual Report. The information for the six months ended June 30, 2018 and 2019 has been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this offering memorandum. The operating results in any period are not necessarily indicative of the results you may expect for future periods.

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenue
Express	5,388,833	12,786,279	17,702,869	2,574,776	7,401,961	9,709,833	1,414,397
Freight	1,604,573	3,178,044	4,102,610	596,700	1,792,697	2,293,715	334,117
Supply Chain Management	1,241,356	1,600,952	2,074,414	301,711	897,029	1,132,454	164,961
Store+	560,226	2,226,034	2,845,002	413,788	1,343,918	1,344,080	195,787
Others	49,149	198,253	1,236,084	179,781	300,490	1,182,622	172,268
Total Revenue	8,844,137	19,989,562	27,960,979	4,066,756	11,736,095	15,662,704	2,281,530
Cost of Revenue
Express	(5,671,356)	(12,435,550)	(16,915,801)	(2,460,301)	(7,143,725)	(9,338,694)	(1,360,334)
Freight	(1,906,930)	(3,362,652)	(3,946,032)	(573,927)	(1,755,874)	(2,177,011)	(317,117)
Supply Chain Management	(1,183,245	(1,502,570)	(1,970,105)	(286,540)	(838,976)	(1,059,832)	(154,382)
Store+	(569,557	(2,072,912)	(2,589,883)	(376,683)	(1,224,656)	(1,190,942)	(173,480)
Others	(45,479)	(130,327)	(1,098,021)	(159,701)	(245,704)	(1,083,452)	(157,823)
Total Cost of Revenue	(9,376,567)	(19,504,011)	(26,519,842)	(3,857,152)	(11,208,935)	(14,849,931)	(2,163,136)
Gross (Loss)/Profit	(532,430)	485,551	1,441,137	209,604	527,160	812,773	118,394
Selling Expenses	(370,017)	(694,852)	(893,859)	(130,006)	(420,094)	(406,489)	(59,212)
General and Administrative Expenses	(521,237)	(928,188)	(1,020,671)	(148,450)	(482,397)	(588,246)	(85,688)
Research and Development Expenses	(80,326)	(139,009)	(184,581)	(26,846)	(83,514)	(116,536)	(16,975)
Other Operating Income	104,047	—	—	—	—	—	—
Total Operating Expenses	(867,533)	(1,762,049)	(2,099,111)	(305,302)	(986,005)	(1,111,271)	(161,875)
Loss from Operations	(1,399,963)	(1,276,498)	(657,974)	(95,698)	(458,845)	(298,498)	(43,481)
Interest Income	24,386	75,056	102,821	14,955	48,690	50,049	7,290
Interest Expense	(21,379)	(47,154)	(75,060)	(10,917)	(34,799)	(40,744)	(5,935)
Foreign Exchange Loss	(1,864)	(6,320)	(6,533)	(950)	(7,232)	(4,066)	(592)
Other Income	44,409	56,035	171,370	24,925	31,422	53,635	7,813
Other Expense	(8,542)	(18,507)	(30,672)	(4,461)	(8,296)	(7,920)	(1,154)
Loss before Income Tax and Share of Net Income/ (Loss) of Equity Investees	(1,362,953)	(1,217,388)	(496,048)	(72,146)	(429,060)	(247,544)	(36,059)
Income Tax Expense	(570)	(9,856)	(11,887)	(1,729)	(4,000)	(8,102)	(1,180)
Loss before Share of Net Income/(Loss) of Equity Investees	(1,363,523)	(1,227,244)	(507,935)	(73,875)	(433,060)	(255,646)	(37,239)
Share of Net Income/(Loss) of Equity Investees	43	(816)	(456)	(66)	(290)	(136)	(20)
Net Loss	(1,363,480)	(1,228,060)	(508,391)	(73,941)	(433,350)	(255,782)	(37,259)
Net loss attributable to non-controlling interests	—	(167)	(403)	(59)	—	(5,430)	(791)
Net loss attributable to BEST Inc.	(1,363,480)	(1,227,893)	(507,988)	(73,882)	(433,350)	(250,352)	(36,468)

Comparison of Six Months Ended June 30, 2019 and Six Months Ended June 30, 2018

Revenue

Our revenue in the six months ended June 30, 2019 increased by 33.5% to RMB15,662.7 million (US$2,281.5 million) from RMB11,736.1 million in the same period in 2018, due to increases in revenue across various service lines, particularly in our Express segment, as discussed below.

Express. Our express service revenue in the six months ended June 30, 2019 increased by 31.2% to RMB9,709.8 million (US$1,414.4 million) from RMB7,402.0 million in the same period in 2018. This increase in revenue was primarily due to a 45.6% increase in parcel volume, as a result of greater demand for express delivery services and increase in our market share, partially offset by a decline in average selling price per parcel due to intense market competition.

Freight. Our freight service revenue in the six months ended June 30, 2019 increased by 27.9% to RMB2,293.7 million (US$334.1 million) from RMB1,792.7 million in the same period in 2018. This increase in revenue was primarily the result of greater freight volume, which increased by 27.5%, and stable average revenue per tonne, which increased slightly by 0.3%, compared to the six months ended June 30, 2018.

Supply Chain Management. Our supply chain management service revenue in the six months ended June 30, 2019 increased by 26.2% to RMB1,132.5 million (US$165.0 million) from RMB897.0 million in the same period in 2018. Such increase was primarily attributable to an increase in fulfillment and transportation revenue from both existing and new customers.

Store+. Our BEST Store+ service revenue in the six months ended June 30, 2019 remained stable at RMB1,344.1 million (US$195.8 million) and RMB1,343.9 million in the same period in 2018, primarily due to fewer orders fulfilled for membership stores resulting from ongoing efforts to improve order quality and margins. The number of store orders fulfilled in the six months ended June 30, 2019 decreased by 10.2% compared to the same period in 2018. Such decrease was partially offset by an improvement in order quality and margins which resulted in more revenue being generated from fewer store orders fulfilled.

Others. Revenue from our other services in the six months ended June 30, 2019 increased by 293.6% to RMB1,182.6 million (US$172.3 million) from RMB300.5 million in the same period in 2018, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations and BEST Capital’s financing solutions to ecosystem participants.

Cost of Revenue

Our cost of revenue in the six months ended June 30, 2019 increased by 32.5% to RMB14,849.9 million (US$2,163.1 million) from RMB11,208.9 million in the same period in 2018. The increase was primarily attributable to increases in cost of revenue across our various service lines, particularly in our Express segment, as discussed below. Cost of revenue as a percentage of revenue in the six months ended June 30, 2019 decreased to 94.8% from 95.5% in the same period in 2018, which was primarily attributable to increased operating leverage and continued efforts in cost reduction, network optimization and operational improvement.

Express. Cost of revenue for our express services in the six months ended June 30, 2019 increased by 30.7% to RMB9,338.7 million (US$1,360.3 million) from RMB7,143.7 million in the same period in 2018. This increase in cost of revenue in the six months ended June 30, 2019 was primarily attributable to a 45.6% increase in parcel volume to 3,247.4 million from 2,230.5 million in the same period in 2018, which resulted in higher transportation and labor costs. Cost of revenue as a percentage of revenue from our express delivery services in the six months ended June 30, 2019 decreased slightly to 96.2% from 96.5% in the same period in 2018, primarily due to economies of scale resulting from significant increase in our parcel volume, network optimization, as well as increased operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications.

Freight. Cost of revenue for our freight services in the six months ended June 30, 2019 increased by 24.0% to RMB2,177.0 million (US$317.1 million) from RMB1,755.9 million in the same period in 2018. This increase in cost of revenue was primarily attributable to increased freight volume in the six months ended June 30, 2019, which increased by 27.5% to 3.0 million tonnes from 2.4 million tonnes in the same period in 2018. Cost of revenue as a percentage of revenue from our freight services in the six months ended June 30, 2019 decreased to 94.9% from 97.9% in the same period in 2018, primarily due to economies of scale resulting from significant increase in our freight volume, as well as increased operational efficiency resulting from our proactive cost-control measures and continuous technology improvements and applications.

Supply Chain Management. Cost of revenue for our supply chain management services in the six months ended June 30, 2019 increased by 26.3% to RMB1,059.8 million (US$154.4 million) from RMB839.0 million in the same period in 2018. This increase in cost of revenue was primarily due to the 24.1% increase in the number of orders fulfilled by our self-operated Cloud OFCs which resulted in additional transportation and labor costs. The number of orders fulfilled by our self-operated Cloud OFCs in the six months ended June 30, 2019 increased to 89.5 million from 72.1 million in the same period in 2018. Cost of revenue as a percentage of revenue from our supply chain management services in the six months ended June 30, 2019 increased slightly to 93.6% from 93.5% in the same period in 2018, primarily due to start-up costs relating to opening of new self-operated Cloud OFCs.

Store+. Cost of revenue for our BEST Store+ services decreased by 2.8% to RMB1,190.9 million (US$173.5 million) from RMB1,224.7 million in the same period in 2018, primarily due to stable revenue generation and improved operating efficiency. Cost of revenue as a percentage of revenue from our BEST Store+ services in the six months ended June 30, 2019 decreased to 88.6% from 91.1% in the same period in 2018, primarily due to a reduction in average procurement cost driven by continuing efforts in improving order quality.

Others. Cost of revenue for our other services in the six months ended June 30, 2019 increased by 341.0% to RMB1,083.5 million (US$157.8 million) from RMB245.7 million in the same period in 2018, in connection with increased revenue generation from BEST UCargo, BEST Global and BEST Capital.

Operating Expenses

Operating expenses in the six months ended June 30, 2019 increased by 12.7% to RMB1,111.3 million (US$161.9 million) from RMB986.0 million in the same period in 2018. Operating expenses as a percentage of our total revenue in the six months ended June 30, 2019 decreased to 7.1% from 8.4% in the same period in 2018. This decrease was mainly due to economies of scale and improved operating efficiencies.

Selling Expenses. Selling expenses in the six months ended June 30, 2019 decreased by 3.2% to RMB406.5 million (US$59.2 million) from RMB420.1 million in the same period in 2018. This decrease was primarily attributable to the decrease of shipping and handling costs in relation to our BEST Store+ business.

General and Administrative Expenses. General and administrative expenses in the six months ended June 30, 2019 increased by 21.9% to RMB588.2 million (US$85.7 million) from RMB482.4 million in the same period in 2018. This increase was primarily attributable to increased staff costs in connection with the growth of our operations.

Research and Development Expenses. Research and development expenses in the six months ended June 30, 2019 increased by 39.5% to RMB116.5 million (US$17.0 million) from RMB83.5 million in the same period in 2018. This increase was primarily due to increased investments in research and development and information technology professionals.

Interest Income

Our interest income in the six months ended June 30, 2019 increased to RMB50.0 million (US$7.3 million) from RMB48.7 million in the same period in 2018, primarily due to higher yields generated from our cash and cash equivalents, restricted cash and short-term investment balances.

Interest Expense

Our interest expenses in the six months ended June 30, 2019 increased to RMB40.7 million (US$5.9 million) from RMB34.8 million in the same period in 2018, primarily a result of increased short-term bank loan balances in the six months ended June 30, 2019 compared with the same period in 2018. We incurred multiple Renminbi-denominated bank borrowings to satisfy working capital requirements while we held a significant amount of bank deposits in foreign currencies outside China.

Foreign Exchange Loss

We recorded a foreign exchange loss in the six months ended June 30, 2019 of RMB4.1 million (US$0.6 million) as compared to RMB7.2 million in the same period in 2018, primarily due to changes in exchange rates between Renminbi and U.S. dollars during the respective periods.

Other Income

Other income in the six months ended June 30, 2019 increased to RMB53.6 million (US$7.8 million) from RMB31.4 million in the same period in 2018, primarily due to an increase in government subsidies and other miscellaneous fees.

Other Expense

Other expenses in the six months ended June 30, 2019 decreased to RMB7.9 million (US$1.2 million) from RMB8.3 million in the same period in 2018, primarily reflecting reductions in miscellaneous expenses.

Income Tax Expense

Income tax expense in the six months ended June 30, 2019 increased to RMB8.1 million (US$1.2 million) from RMB4.0 million in the same period in 2018, reflecting increased taxable income from certain of our subsidiaries.

Net Loss

As a result of the foregoing, net loss in the six months ended June 30, 2019 decreased to RMB255.8 million (US$37.3 million) from RMB433.4 million in the same period in 2018.

Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities and redeemable convertible preferred shares, short-term borrowings and issuance of asset backed securities, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of June 30, 2019, we had cash and cash equivalents of RMB1,575.3 million (US$229.5 million) and restricted cash (current portion) of RMB1,224.0 million (US$178.3 million). As of June 30, 2019, we had short-term bank loans of RMB2,271.5 million (US$330.9 million), of which RMB940.0 million (US$136.9 million) were cash-collateralized as of June 30, 2019. The weighted average interest rate for the outstanding borrowings as of June 30, 2019 was approximately 4.43%.

The following table sets forth a summary of the movements of our cash and cash equivalents for the periods indicated:

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net Cash Generated from/(Used in) Operating Activities	(623,363)	25,602	637,204	92,677	(178,094)	128,692	18,746
Net Cash (Used In)/Generated from Investing Activities	(843,844)	(4,105,923)	(1,230,953)	(179,035)	266,714	(827,251)	(120,503)
Net Cash Generated from Financing Activities	4,207,616	3,730,859	557,149	81,034	79,552	661,497	96,358
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	158,657	(48,241)	53,179	7,735	1,262	(70)	(10)
Net Increase/(Decrease) in Cash and Cash Equivalents, and Restricted Cash	2,899,066	(397,703)	16,579	2,411	169,434	(37,132)	(5,409)
Cash and Cash Equivalents, and Restricted Cash at Beginning of year/period	481,466	3,380,532	2,982,829	433,835	2,982,829	2,999,408	436,913
Cash and Cash Equivalents, and Restricted Cash at End of year/period	3,380,532	2,982,829	2,999,408	436,246	3,152,263	2,962,276	431,504

Operating Activities

Net cash generated from operating activities was RMB128.7 million (US$18.7 million) in the six months ended June 30, 2019, primarily due to a net loss of RMB255.8 million (US$37.3 million), adjusted for non-cash items including depreciation and amortization of RMB277.8 million (US$40.5 million), share-based compensation of RMB48.3 million (US$7.0 million) and allowance for doubtful accounts and inventory provision of RMB42.7 million (US$6.2 million). Additional major factors that caused operating cash inflow included: (i) increase in customer advances and deposits of RMB109.8 million (US$16.0 million) consistent with our revenue growth; and (ii) increase in accounts and notes payable of RMB48.3 million (US$7.0 million) mainly because we incurred more transportation and operating costs to support business expansion. The above factors were partially offset by a decrease in accrued expenses and other liabilities of RMB210.9 million (US$30.7 million) primarily due to a decrease in accrued expenses amounting to RMB238.3 million (US$34.6 million).

Investing Activities

Net cash used in investing activities was RMB827.3 million (US$120.5 million) in the six months ended June 30, 2019, which was primarily due to (i) payments for purchase of property and equipment of RMB585.7 million (US$85.3 million), which property and equipment were used in the expansion and optimization of our express service, freight service and supply chain service network; (ii) payments for purchase of leased equipment of RMB398.0 million (US$58.0 million), for finance lease services provided to franchisee partners and transportation service providers; and (iii) a net change in short-term investments of RMB77.8 million (US$11.3 million), which were payments for purchase of short-term investments of RMB1,281.4 million (US$186.7 million) offset by proceeds from maturities of short-term investments of RMB1,203.7 million (US$175.3 million). The above factors were partially offset by proceeds from repayment of financing leases of RMB313.3 million (US$45.6 million).

Financing Activities

Net cash generated from financing activities was RMB661.5 million (US$96.4 million) in the six months ended June 30, 2019, which was mainly due to (i) proceeds from short-term bank loans of RMB1,571.5 million (US$228.9 million), partially offset by repayment of short-term bank loans of RMB1,132.9 million (US$165.0 million); and (ii) net proceeds from issuance of asset-backed securities of RMB218.4 million (US$31.8 million).

Adoption of Certain Accounting Standards

On January 1, 2018, we adopted ASC 606, Revenues from Contracts with Customers (“ASC 606”) and elected to apply the modified retrospective approach to contracts that are not completed as of this date. The cumulative effect of initially applying ASC 606 resulted in an increase to opening accumulated deficit of RMB25.1 million, which has been recognized on the day of initial application and prior periods were not retrospectively adjusted. We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which it has the right to invoice for services performed.

Holding Company Structure

BEST Inc. is a holding company with no material operations of its own. We are a corporation separate and apart from our subsidiaries and our VIE and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our PRC subsidiaries and VIE. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Risk Factors —Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material and adverse impact on our ability to operate our business.”

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2019:

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands of RMB)
Short-term borrowings	2,271,500	2,271,500	—	—	—
Securitization debt	224,843	154,836	70,007	—	—
Capital lease obligations	4,551	1,525	2,341	685	—
Capital expenditure commitments	636,920	636,920	—	—	—
Operating lease commitments	5,548,830	1,213,106	1,937,745	1,378,963	1,019,016
Total	8,686,644	4,277,887	2,010,093	1,379,648	1,019,016